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                                                                      EXHIBIT 99
                                                                      ----------
                  [N-Viro International Corporation Letterhead]

NEWS RELEASE                                              FOR IMMEDIATE RELEASE

                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                         Chief Executive Officer
                                                                              or
                                                                 James K. McHugh
                                                         Chief Financial Officer
                                                                  (419) 535-6374


                        N-VIRO INTERNATIONAL CORPORATION
                             CONTINUES PROFITABILITY

         Toledo, Ohio, August 13, 1998 -- N-Viro International Corporation [Nasdaq: NVIC] reported net income of $44,000, or $.02 per share, for the second quarter ended June 30, 1998, compared to net income of $210,000, or $.10 per share, for the same period of 1997. For the six months of 1998, net income decreased to $111,000, or $.05 per share, compared to $373,000 for the same period in 1997.

         Total revenues of $1.06 million for the quarter ended June 30, 1998, were down 1.9 percent over the same period for 1997. For the six-months ended, total revenues were down 2.6 percent to $2.09 million.

         James K. McHugh, CFO, said: "Because of our size and the nature of our business, our interim reporting periods will tend to fluctuate. The Company is experiencing the beginning of an expansion cycle, which is evidenced by the numbers. New licenses require time to generate growth and profits.

         "Following the end of the second quarter, we collected cash owed us by the City and County of Honolulu for costs previously recognized on a project eliminated in 1997, which has helped our cash flow immensely. We continue to generate positive cash from everyday operations. This is significant since few public enviromental technology companies are able to do this," McHugh said.

        According to J. Patrick Nicholson, Chairman and CEO: "We have achieved our sixth-consecutive quarter of net profits. Moreover, we met targeted objectives while additional resources were committed to research, international sales and domestic marketing efforts. While the short-term impact of such investments is negative, the long-term ramifications are important, very important.
         "Significant positive developments occurred in the second quarter. Licenses for four, new international facilities were executed. We began construction on a manure-processing pilot plant at the United States Department of Agriculture Research Center in Beltsville, Maryland. We believe that N-Viro's new, patent-pending process to be utilized at this plant will provide over 99 percent disinfection and over 90 percent immobilization of phosphorus as well as significant odor reduction.

         "In addition, patents were issued on N-Viro's BioBlend process, which utilizes conventional N-Viro SoilTM to co-compost bio-organic waste, e.g. yard waste, in less than 50 percent of normal composting time. Moreover, the process increases value and decreases process odors," Nicholson said.

         "Recent federal action on nonpoint-source water pollution, animal-manure contamination and global-warming reduction are efforts that have been strongly encouraged by N-Viro. Biomineral


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technology, such as N-Viro Soil(TM), is a powerful and economic solution to the problems created by widespread organic waste mismanagement," Nicholson concluded.

         N-Viro International develops, markets and licenses the N-Viro technology. N-Viro's patented process uses mineral-rich, combustion byproducts to treat, pasteurize, immobilize and convert wastewater sludges and other bio-organic wastes into biomineral agricultural and soil-enrichment products with real market value.


         The Company cautions that words used in this document such as "expects," "anticipates," "believes" and "may," as well as similar words and expressions used herein, identify and refer to statements describing events that may or may not occur in the future. These forward-looking statements and the matters to which they refer are subject to considerable uncertainty that may cause actual results to be materially different from those described herein. Some, but not all, of the factors that could cause actual results to be different than those anticipated or predicted by the Company include: (i) a deterioration in economic conditions in general; (ii) a decrease in demand for the Company's products or services in particular; (iii) the Company's loss of a key employee or employees; (iv) regulatory changes, including changes in environmental regulations, that may have an adverse affect on the demand for the Company's products or services; (v) increases in the Company's operating expenses resulting from increased costs of labor and/or consulting services; and
(vi) a failure to collect upon or otherwise secure the benefits of existing contractual commitments with third parties, including customers of the Company.